Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

The following communications were made available by Chevron Corporation on Twitter on April 12, 2019.

On the acquisition of Anadarko, CEO Mike Wirth: “This is a compelling transaction that reinforces Chevron’s commitment to win in any environment.” http://chevron.co/APCcall  . Cautionary statement: http://chevron.co/cautionstatement … Enhances Chevron's value proposition High quality assets strengthen advantaged portfolio Reinforces priorities and recent guidance Accelerates high-grading and cost reductions Accretive to cash flow and earnings

Today's tweets re $CVX #acquisition of $APC may contain forward-looking statements. Cautionary statement and important information for investors and stockholders here: 5:14 AM - 12 Apr 2019 Chevron Statement Regarding Forward-Looking Statements

Please find the full presentation regarding Chevron’s acquisition of Anadarko here: http://chevron.co/APCpreso  . Cautionary statement: 5:00 AM - 12 Apr 2019 Chevron Statement Regarding Forward-Looking Statements

Join Chairman and CEO Mike Wirth and CFO Pierre Breber for an investor conference call today at 5:30am PT / 8:30amto discuss the Anadarko acquisition: http://chevron.co/APCcall . $CVX $APC Cautionary statement: Chevron Statement Regarding Forward-Looking Statements chevron.com

ChevronVerified account @Chevron 4h4 hours ago Tune in to watch Chairman and CEO Mike Wirth’s interview with Bloomberg TV’s @adsteel at 4:10am PT / 7:10am ET. Cautionary statement: http://chevron.co/cautionstatement …

Happening now: Chairman and CEO Mike Wirth sitting down with @SquawkCNBC to discuss Anadarko acquisition. Cautionary statement: http://chevron.co/cautionstatement … ChevronVerified account @Chevron

ChevronVerified account @Chevron 5h5 hours agoChevron announces agreement to acquire Anadarko in a stock and cash transaction valued at $33 billion. http://chevron.co/Anadarko  $CVX $APC #acquisitions. Cautionary statement: http://chevron.co/cautionstatement …3:10 AM - 12 Apr 2019

ChevronVerified account @Chevron 3h3 hours ago  Chevron expects $APC acquisition to unlocignificant value for shareholders, including $2B in annual run-rate synergies, and accretion to free cash flow and earnings one year after closing. Share repurchase rate increased by 25% to $5B. Cautionary: 5:50 AM  - 12 Apr 2019

Chevron CEO Mike Wirth: “This transaction builds strength on strength for Chevron.” The acquisition of Anadarko is a strategic fit that significantly enhances $CVX advantaged portfolio. http://chevron.co/APCcall  Cautionary statement:

The following communications were made available by Chevron Corporation on LinkedIn on April 12, 2019.

Join Chairman and CEO Mike Wirth and CFO Pierre Breber for an investor conference call today at 5:30am PT / 8:30amto discuss the Anadarko acquisition: http://chevron.co/APCcall . #acquisition #financialmarkets #stockmarket Cautionary statement and information for investors and stockholders here: https://lnkd.in/eb9zX9i Chevron Statement Regarding Forward-Looking Statements chevron.com

Today we announced that we have entered into an agreement to acquire Anadarko Petroleum Corporation, which we believe will further enhance our advantaged portfolio by adding high-quality and complementary assets as we continue to meet the world's growing demand for energy. Learn more here: http://lnkd.in/e6aaAU2 Cautionary statement and information for investors and stockholders here: https://lnkd.in/eb9zX9i

The following communications were made available by Chevron Corporation on Facebook on April 12, 2019.

Today we announced that we have entered into an agreement to acquire Anadarko, which we believe will further enhance our advantaged portfolio by adding high-quality and complementary assets as we continue to meet the world's growing demand for energy. Learn more here: http://chevron.co/anadarko Cautionary statement and information for investors and stockholders here: https://www.chevron.com/.../anadarko-cautionary-foward-looki...

The following communication was made by Chevron Corporation on the company’s intranet website on April 12, 2019.

Chevron all company news 1 hr chevron announces agreement to acquire anadarko The acquisition of Anadarko will significantly enhance Chevron's already advantaged Upstream portfolio and further strengthen its leading positions in large, attractive shale, deepwater and natural gas resource basins. Furthermore, Western Midstream Partners, LP (NYSE: WES) is a successful midstream company whose assets are well aligned with the combined companies' upstream positions, which should further enhance their economics and execution capabilities. Read more about the announcement 4 comments 1 Share

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Anadarko Petroleum Corporation (“Anadarko”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies and anticipated free cash flow accretion), the increase of Chevron’s share repurchase annual target, projected financial information, future opportunities, and any other statements regarding Chevron’s and Anadarko’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Anadarko’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Anadarko stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Anadarko’s respective businesses; the effect of this communication on Chevron’s or Anadarko’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Anadarko’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual operating cost and capital synergies; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices; changing refining, marketing and chemicals margins; Chevron's ability to realize anticipated cost savings and expenditure reductions; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of Chevron's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas; the inability or failure of Chevron’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of Chevron’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats and terrorist acts, crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries, or other natural or human causes beyond Chevron’s control; changing economic, regulatory and political environments in the various countries in which Chevron operates; general domestic and international economic and political conditions; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from other pending or future litigation; Chevron’s future acquisition or disposition of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; Chevron's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of Chevron’s 2018 Annual Report on Form 10-K. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which Chevron expects to be filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.